UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: November 13, 2019

Commission file number 1-32479
_________________________

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its general partner
Date: November 13, 2019	By:	/s/ Anne Liversedge
Anne Liversedge Secretary

TEEKAY LNG PARTNERS REPORTS
THIRD QUARTER 2019 RESULTS
Highlights

•	GAAP net income attributable to the partners and preferred unitholders of $47.4 million and GAAP net income per common unit of $0.51.

•	Adjusted net income(1) attributable to the partners and preferred unitholders of $50.5 million and adjusted net income per common unit of $0.55 (excluding items listed in Appendix A to this release).

•	Total Adjusted EBITDA(1) of $180.2 million.

•
Took delivery of fourth and fifth, 50 percent-owned ARC7 LNG carrier newbuildings in August 2019 and early-November 2019, respectively; final ARC7 newbuilding expected to deliver in late-November 2019.

•	Bahrain LNG Regasification terminal expected to commence operations before year-end.

•	Fiscal 2019 earnings guidance range revised upwards by 10 percent(2) and today introducing 2020 guidance with earnings per unit projected to increase by over 55 percent(2) from 2019 guidance.

•
Expect distributions to increase by 32 percent, to $1.00 per common unit per annum, commencing with the first quarter of 2020 distribution, a second consecutive year of distribution growth in excess of 30 percent.

Hamilton, Bermuda, November 13, 2019 - Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter ended September 30, 2019.
Consolidated Financial Summary

	Three Months Ended
	September 30, 2019	June 30, 2019	September 30, 2018
(in thousands of U.S. Dollars, except per unit data)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Voyage revenues	149,655	153,060	123,336
Income from vessel operations	71,611	74,677	46,998
Equity income	21,296	1,738	14,679
Net income attributable to the partners and preferred unitholders	47,368	16,435	25,950
Limited partners’ interest in net income per common unit	0.51	0.12	0.24
NON-GAAP FINANCIAL COMPARISON
Adjusted net income attributable to the partners and preferred unitholders(1)	50,514	34,435	19,474
Limited partners’ interest in adjusted net income per common unit	0.55	0.35	0.16
Total Adjusted EBITDA(1)	180,216	162,069	132,593
Distributable cash flow (DCF)(1)	70,925	56,330	41,214

(1) These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
(2) Based on midpoint of 2020 and 2019 guidance ranges.

Teekay LNG Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekaylng.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Third Quarter of 2019 Compared to Third Quarter of 2018

GAAP net income and non-GAAP adjusted net income attributable to the partners and preferred unitholders for the three months ended September 30, 2019, compared to the same quarter in the prior year, were positively impacted by: earnings from the nine liquefied natural gas (LNG) carrier newbuildings which delivered into the Partnership’s consolidated fleet and equity-accounted joint ventures between July 2018 and August 2019; higher earnings from the Torben Spirit upon redeployment at a higher charter rate that commenced in December 2018; higher earnings from the Magellan Spirit, which was chartered-in from the Partnership’s 52 percent-owned joint venture with Marubeni Corporation (the MALT Joint Venture) commencing in September 2018; higher earnings in the MALT Joint Venture from the commencements of the Arwa Spirit and Marib Spirit one-year charter contracts at higher rates in June and July 2019, respectively, and recognition of drydock hire revenue for the Meridian Spirit; and higher earnings from the Partnership's seven multi-gas carriers. These increases were partially offset by lower earnings due to more off-hire days for scheduled dry dockings and repairs during the third quarter of 2019 for certain of the Partnership's LNG carriers compared to the same quarter of the prior year.

In addition, GAAP net income attributable to the partners and preferred unitholders was negatively impacted in the three months ended September 30, 2019, compared to the same quarter of the prior year, by various items, including unrealized losses on non-designated derivative instruments in the third quarter of 2019 compared to gains on non-designated derivative instruments in the third quarter of 2018, partially offset by a decrease in the write-down of vessels.

CEO Commentary

“During the third quarter of 2019, Teekay LNG recorded its highest ever quarterly results with adjusted earnings per common unit up almost 3.5x from the same period of the previous year,” commented Mark Kremin, President and Chief Executive Officer of Teekay Gas Group Ltd. “We expect Teekay LNG’s results will continue to increase, as reflected in our increased and tightened 2019 guidance range and a new, higher 2020 guidance range issued today. Based on this foundation of earnings growth expected in 2020, we intend to increase our distributions by 32 percent to $1.00 per common unit per annum, starting with our first quarter of 2020 distribution payable in May 2020.” Mr. Kremin continued, "I am also pleased to report that with the recent sale of our last conventional tanker, Teekay LNG is now 100 percent focused on our core business of transporting LNG and LPG."

“We are currently in the process of completing the last of our recent phase of growth projects,” commented Mr. Kremin. “We have made good progress and anticipate the start-up of the Bahrain regasification terminal before the end of the year. In August and early-November 2019, we delivered our fourth and fifth ARC7 ice-breaking LNG carriers for the Yamal LNG project, which immediately commenced their respective long-term charter contracts. We expect the sixth ARC7 to deliver and commence its long-term charter contract with Yamal in late-November 2019, which will mark the successful completion of the $3.5 billion growth program we commenced in 2013. With nearly all of our current growth projects delivered and generating cash flows under long-term contracts, we are moving from a phase of project execution to a period of significant cash flow generation, which we believe will enable the Partnership to allocate capital towards balance sheet delevering and returning capital to unitholders.”

Revising 2019 Guidance Higher and Introducing 2020 Guidance

Today, the Partnership is providing the below supplementary information relating to the outlook for the Partnership’s estimated fiscal 2019 results, which have been revised higher, and is introducing estimated fiscal 2020 results, the majority of which are expected to be significantly higher than estimated fiscal 2019 results primarily due to newbuilding deliveries and higher charter rates earned from the vessels trading on short-term contracts:

(in millions of U.S. Dollars except per unit data and percentages)	Revised Fiscal 2019E(2)	Percentage Increase over Previous 2019 Guidance(3)	Fiscal 2020E(2)	Percentage Increase / (Decrease) from Revised 2019 Guidance(3)
Adjusted net income attributable to the partners and preferred unitholders(1)	165 to 175	10%	230 to 270	47%
Limited partners' interest in adjusted net income per common unit(1)	$1.75 to $1.85	11%	$2.60 to $3.10	58%
Consolidated Adjusted EBITDA(1)	435 to 445	2%	410 to 430	(5)%
Total Adjusted EBITDA(1)	685 to 695	2%	750 to 780	11%
(1) These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP. Each of these non-GAAP financial measures excludes approximately $31 million of previously deferred revenue the Partnership expects to receive upon the sale of the WilForce and WilPride LNG carriers in late-2019 or early-2020.
(2) All estimates are as of the date hereof, are approximations, are based on current information (including the number of outstanding common units). Actual results may differ materially from these estimates, and the Partnership expressly disclaims any obligation to release publicly any updates or revisions to any such estimates, including to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such estimates are based.
(3) Based on midpoint of 2020 and 2019 guidance ranges.

Summary of Recent Events

In December 2018, the Board of Teekay LNG's general partner approved a $100 million unit repurchase program. Since that time, the Partnership has repurchased a total of 2.26 million common units, or approximately 2.8 percent of the outstanding common units immediately prior to commencement of the program, for a total cost of $28.9 million, representing an average repurchase price of $12.78 per unit. Since early-August 2019, Teekay LNG repurchased 816,672 units at an average price of $14.33 per unit, for a total cost of $11.7 million.

In August and November 2019, the Partnership took delivery of the fourth and fifth 50 percent-owned ARC7 LNG carrier newbuildings, respectively, the Vladimir Voronin and Georgiy Ushakov, which immediately commenced their 26-year charter contracts servicing the Yamal LNG project.

On September 25, 2019, the United States Government, by an Executive Order of the Department of the Treasury’s Office of Foreign Assets Control (OFAC), imposed sanctions on COSCO Shipping Tanker (Dalian) Co., Ltd. (COSCO Dalian). At the time, COSCO Dalian owned 50 percent of China LNG Shipping (Holdings) Limited (CLNG). CLNG was not listed on the OFAC Order as Specially Designated National or involved in any sanctioned activity, but by virtue of being 50 percent-owned by COSCO Dalian at the time, CLNG was designated as a “Blocked Person” under OFAC's deeming rules. CLNG, in turn, owns a 50 percent interest in Teekay LNG’s Yamal LNG joint venture (the Yamal LNG Joint Venture), which owns five on-the-water ARC7 LNG carriers and one ARC7 LNG carrier newbuilding. As a result of CLNG’s 50 percent interest, the Yamal LNG Joint Venture at the time also qualified as a “Blocked Person" under OFAC's deeming rules.

On October 21, 2019, the COSCO group completed an ownership restructuring on arms-length terms pursuant to which its 50 percent interest in CLNG was transferred from COSCO Dalian to a non-sanctioned COSCO entity, which automatically resulted in CLNG and the Yamal LNG Joint Venture no longer being classified as a “Blocked Person” under OFAC's deeming rules. Teekay LNG does not expect any material impact to the Partnership from these resolved issues.

On October 16, 2019, the Partnership sold its last remaining conventional tanker, the Alexander Spirit, for net proceeds of $11.5 million.

Operating Results

The following table highlights certain financial information for Teekay LNG’s three segments: the Liquefied Natural Gas Segment, the Liquefied Petroleum Gas Segment and the Conventional Tanker Segment (please refer to the “Teekay LNG’s Fleet” section of this release below and Appendices D and E for further details).

	Three Months Ended
	September 30, 2019				September 30, 2018
(in thousands of U.S. Dollars)	(unaudited)				(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total
GAAP FINANCIAL COMPARISON
Voyage revenues	137,212	10,846	1,597	149,655	111,909	6,279	5,148	123,336
Income (loss) from vessel operations	73,236	(1,124)	(501)	71,611	56,813	(5,232)	(4,583)	46,998
Equity income (loss)	20,262	1,034	—	21,296	15,953	(1,274)	—	14,679
NON-GAAP FINANCIAL COMPARISON
Consolidated Adjusted EBITDA(i)	109,556	867	292	110,715	87,889	(3,265)	128	84,752
Adjusted EBITDA from equity-accounted vessels(i)	59,646	9,855	—	69,501	40,381	7,460	—	47,841
Total Adjusted EBITDA(i)	169,202	10,722	292	180,216	128,270	4,195	128	132,593

(i)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

Liquefied Natural Gas Segment

Income from vessel operations and Consolidated Adjusted EBITDA for the liquefied natural gas segment for the three months ended September 30, 2019, compared to the same quarter of the prior year, were positively impacted primarily by: the deliveries of four wholly-owned LNG carrier newbuildings (the Megara, Bahrain Spirit, Sean Spirit and Yamal Spirit) between July 2018 and January 2019; higher earnings from the Magellan Spirit, which was chartered-in from the Partnership’s 52 percent-owned MALT Joint Venture commencing in September 2018; and higher earnings from the Torben Spirit upon redeployment in December 2018 at a higher charter rate. These increases were partially offset by an increase in off-hire days in the third quarter of 2019 for the Madrid Spirit due to a scheduled dry docking and repairs.

Equity income and Adjusted EBITDA from equity-accounted vessels for the liquefied natural gas segment for the three months ended September 30, 2019, compared to the same quarter of the prior year, were positively impacted primarily by: the deliveries of three ARC7 LNG carrier newbuildings between September 2018 and August 2019 to the Partnership’s 50 percent-owned Yamal LNG Joint Venture; the deliveries of two LNG carrier newbuildings between July 2018 and January 2019 to the Partnership's 20 percent-owned joint venture with CLNG, CETS Investment Management (HK) Co. Limited and BW LNG Investments Pte. Ltd. (the Pan Union Joint Venture); and higher earnings in the MALT Joint Venture from the commencements of the Arwa Spirit and Marib Spirit one-year charter contracts at higher rates in June and July 2019, respectively, and recognition of drydock hire revenue for the Meridian Spirit. These increases were partially offset by the commencement of the time-charter in contract for the Bahrain Spirit floating storage unit (FSU) in September 2018 in the Bahrain LNG Joint Venture ahead of the commencement of operations of the LNG receiving and regasification terminal in Bahrain. In addition, GAAP equity income was negatively impacted by unrealized losses on non-designated derivative instruments in the Partnership's equity-accounted joint ventures in the third quarter of 2019 compared to gains on designated and non-designated derivative instruments in the third quarter of 2018.

Liquefied Petroleum Gas Segment

Loss from vessel operations and Consolidated Adjusted EBITDA for the liquefied petroleum gas segment for the three months ended September 30, 2019, compared to the same quarter of the prior year, were positively impacted by higher earnings from the Partnership's seven multi-gas carriers, which earned higher spot revenues during the third quarter of 2019.

Equity income (loss) and Adjusted EBITDA from equity-accounted vessels for the liquefied petroleum gas segment for the three months ended September 30, 2019, compared to the same quarter of the prior year, were positively impacted by higher charter rates earned and fewer off-hire days; partially offset by more scheduled dry dockings in the Partnership’s 50/50 joint venture with Exmar NV (the Exmar LPG Joint Venture).

Conventional Tanker Segment

Consolidated Adjusted EBITDA for the conventional tanker segment for the three months ended September 30, 2019, compared to the same quarter of the prior year, remained comparable. Loss from vessel operations for the conventional tanker segment for the three months ended September 30, 2019, compared to the same quarter of the prior year, was positively impacted by lower write-downs related to the Alexander Spirit, European Spirit and African Spirit.

Teekay LNG's Fleet
The following table summarizes the Partnership’s fleet as of November 1, 2019. The Partnership also owns a 30 percent interest in a regasification terminal under construction in Bahrain.

	Number of Vessels
	Owned and In-Chartered Vessels(i)	Newbuildings	Total
LNG Carrier Fleet	47(ii)	2(iii)	49
LPG/Multi-gas Carrier Fleet	30(iv)	—	30
Total	77	2	79

(i)	Includes vessels leased by the Partnership from third parties and accounted for as finance leases.

(ii)	The Partnership’s ownership interests in these vessels range from 20 percent to 100 percent.

(iii)	The Partnership’s ownership interest in these newbuildings is 50 percent.

(iv)	The Partnership’s ownership interests in these vessels range from 50 percent to 99 percent.

Liquidity
As of September 30, 2019, the Partnership had total liquidity of $329.1 million (comprised of $142.9 million in cash and cash equivalents and $186.2 million in undrawn credit facilities).

Liquidity is expected to increase by approximately $100 million upon the acquisition by Awilco LNG of two of the Partnership's LNG carriers, the WillForce and WillPride, which are subject to purchase obligations that are due by the end of February 2020.

Investor and Analyst Meeting

Teekay Corporation (Teekay), Teekay LNG and Teekay Tankers plan to host an investor and analyst meeting on Thursday, November 14, 2019 at 8:30 a.m. (ET) with presentations from the Senior Leadership of Teekay, Teekay LNG and Teekay Tankers. A live webcast of the presentations will be available to the public in advance of the event on Teekay’s website, www.teekay.com. Please allow extra time prior to the presentation to visit the site and download the necessary software required to listen to the internet broadcast. A recording of the webcast will be archived on the same website following the live presentations.

About Teekay LNG Partners L.P.
Teekay LNG Partners is one of the world's largest independent owners and operators of LNG carriers, providing LNG and LPG services primarily under long-term, fee-based charter contracts through its interests in 49 LNG carriers (including one newbuilding), 23 mid-size LPG carriers, and seven multi-gas carriers. The Partnership's ownership interests in these vessels range from 20 to 100 percent. In addition, the Partnership owns a 30 percent interest in a regasification terminal. Teekay LNG Partners is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.
Teekay LNG Partners’ common units and preferred units trade on the New York Stock Exchange under the symbols “TGP”, “TGP PR A” and “TGP PR B”, respectively.
For Investor Relations
enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures

This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the SEC. These non-GAAP financial measures which include Adjusted Net Income Attributable to the Partners and Preferred Unitholders, Distributable Cash Flow and Adjusted EBITDA, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Partnership believes that these supplementary metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Partnership across reporting periods and with other companies.

In 2018 and prior periods, the Partnership reported Cash Flow from Vessel Operations (CFVO), as a non-GAAP measure. In the first quarter of 2019, the Partnership made certain changes to its non-GAAP financial measures to more closely align with internal management reporting, annual reporting with the SEC under Form 20-F and metrics used by certain investors. CFVO from Consolidated Vessels and Total CFVO were replaced with Consolidated Adjusted EBITDA and Total Adjusted EBITDA, respectively, for current and comparative periods.

Non-GAAP Financial Measures

Adjusted EBITDA represents net income before interest, taxes, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include vessel write-downs, gains or losses on sale of vessels and equity-accounted investments, unrealized gains or losses on derivative instruments, foreign exchange gains or losses, amortization of in-process contracts, adjustments for direct financing leases to a cash basis, and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Partnership's performance, views these gains or losses as an element of interest expense and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments. Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Partnership's financial statements. Adjusted EBITDA from Equity-Accounted Vessels represents the Partnership's proportionate share of Adjusted EBITDA from its equity-accounted vessels. The Partnership does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entity in which the Partnership holds the equity-accounted investments or distributed to the Partnership and other owners. In addition, the Partnership does not control the timing of any such distributions to the Partnership and other owners. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendices C and E of this release for reconciliations of Adjusted EBITDA to net income and equity income, respectively, which are the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.

Adjusted Net Income Attributable to the Partners and Preferred Unitholders excludes items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income, and refer to footnote (4) of the Consolidated Statements of Income for a reconciliation of adjusted equity income to equity income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Distributable Cash Flow (DCF) represents GAAP net income adjusted for write-down of vessels, depreciation and amortization expense, deferred income tax and other non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from non-designated derivative instruments, distributions relating to equity financing of newbuilding installments, distributions relating to preferred units, adjustments for direct financing leases to a cash basis, unrealized foreign currency exchange gains or losses and the Partnership’s proportionate share of such items in its equity-accounted for investments. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. DCF is a quantitative standard used in the publicly-traded partnership investment community and by management to assist in evaluating financial performance. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Teekay LNG Partners L.P.
Consolidated Statements of Income
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2019	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Voyage revenues	149,655	153,060	123,336	452,459	360,957

Voyage expenses	(4,961)	(6,023)	(7,956)	(16,759)	(21,708)
Vessel operating expenses(1)	(27,321)	(27,457)	(26,021)	(80,879)	(87,207)
Time-charter hire expense	(5,336)	(3,080)	(1,690)	(14,007)	(1,690)
Depreciation and amortization	(34,248)	(35,338)	(32,238)	(103,712)	(91,299)
General and administrative expenses(1)	(5,393)	(5,667)	(5,783)	(17,692)	(20,700)
Write-down of vessels(2)	(785)	—	(2,201)	(785)	(53,863)
Restructuring charges(3)	—	(818)	(449)	(2,976)	(1,845)
Income from vessel operations	71,611	74,677	46,998	215,649	82,645

Equity income(4)	21,296	1,738	14,679	28,612	52,597
Interest expense	(40,574)	(41,018)	(35,875)	(123,809)	(88,752)
Interest income	1,025	960	980	3,063	2,796
Realized and unrealized (loss) gain on non-designated derivative instruments(5)	(3,270)	(7,826)	2,515	(17,713)	14,818
Foreign currency exchange gain (loss)(6)	2,879	(7,243)	1,445	(5,095)	8,615
Other (expense) income(7)	(1,174)	236	314	(687)	(51,918)
Net income before income tax expense	51,793	21,524	31,056	100,020	20,801
Income tax expense	(1,442)	(2,472)	(1,549)	(6,492)	(3,171)
Net income	50,351	19,052	29,507	93,528	17,630

Non-controlling interest in net income	2,983	2,617	3,557	8,108	(4,160)
Preferred unitholders' interest in net income	6,426	6,425	6,425	19,276	19,276
General partner's interest in net income	820	200	391	1,324	51
Limited partners’ interest in net income	40,122	9,810	19,134	64,820	2,463
Limited partners' interest in net income per common unit:
• Basic	0.51	0.12	0.24	0.83	0.03
• Diluted	0.51	0.12	0.24	0.83	0.03
Weighted-average number of common units outstanding:
• Basic	78,012,514	78,603,636	79,687,499	78,402,239	79,671,051
• Diluted	78,106,770	78,685,537	79,859,471	78,488,331	79,832,978
Total number of common units outstanding at end of period	77,509,411	78,441,316	79,687,499	77,509,411	79,687,499

(1)
The comparative figures for vessel operating expenses and general and administrative expenses for the three and nine months ended September 30, 2018 have been reclassified to conform to the presentation adopted in the current period relating to the classification of certain related party transactions. The reclassification had the effect of decreasing vessel operating expenses and increasing general and administrative expenses by $1.6 million and $2.9 million, respectively, for the three and nine months ended September 30, 2018. There is no impact on income from vessel operations or net income as a result of this reclassification.

(2)
In September 2019, the Partnership recorded a write-down of $0.8 million for the three and nine months ended September 30, 2019 on the Alexander Spirit, compared to a write-down of $13.0 million for the same vessel during the nine months ended September 30, 2018 to its then estimated fair value. In June 2018, the Partnership wrote-down four of its wholly-owned multi-gas carriers (the Napa Spirit, Pan Spirit, Camilla Spirit and Cathinka Spirit) and recorded an impairment charge of $33.0 million for the nine months ended September 30, 2018. In addition, for the three and nine months ended September 30, 2018, the Partnership recorded aggregate write-downs of $2.2 million and $7.9 million, respectively, on the European Spirit and African Spirit conventional tankers.

(3)
In January 2019 and February 2018, the Toledo Spirit and Teide Spirit, respectively, were sold and as a result of these sales, the Partnership recorded restructuring charges of $0.8 million for the three months ended June 30, 2019, $0.5 million for the three months ended September 30, 2018, and $3.0 million and $1.8 million for the nine months ended September 30, 2019 and 2018, respectively, relating to seafarer severance costs.

(4)
The Partnership’s proportionate share of items within equity income as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity income, the Partnership believes the resulting adjusted equity income is a normalized amount that can be used to better evaluate the financial performance of the Partnership’s equity-accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2019	2019	2018	2019	2018
Equity income	21,296	1,738	14,679	28,612	52,597
Proportionate share of unrealized loss (gain) on non-designated interest rate swaps	5,150	5,102	(2,614)	14,612	(13,812)
Proportionate share of ineffective portion of hedge-accounted interest rate swaps	—	—	(105)	—	(5,173)
Gain on sale of equity-accounted investment	—	—	—	—	(5,563)
Proportionate share of other items	(77)	1,124	(185)	1,392	72
Equity income adjusted for items in Appendix A	26,369	7,964	11,775	44,616	28,121

(5)
The realized (losses) gains on non-designated derivative instruments relate to the amounts the Partnership actually paid or received to settle non-designated derivative instruments and the unrealized (losses) gains on non-designated derivative instruments relate to the change in fair value of such non-designated derivative instruments, as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2019	2019	2018	2019	2018
Realized (losses) gains relating to:
Interest rate swap agreements	(2,621)	(2,392)	(3,062)	(7,398)	(11,850)
Interest rate swap agreements termination	—	—	(13,681)	—	(13,681)
Toledo Spirit time-charter derivative contract	—	—	1,689	—	2,148
	(2,621)	(2,392)	(15,054)	(7,398)	(23,383)
Unrealized (losses) gains relating to:
Interest rate swap agreements	(215)	(5,333)	19,278	(9,740)	38,698
Foreign currency forward contracts	(434)	(101)	—	(535)	—
Interest rate swaption agreements	—	—	—	—	2
Toledo Spirit time-charter derivative contract	—	—	(1,709)	(40)	(499)
	(649)	(5,434)	17,569	(10,315)	38,201
Total realized and unrealized (losses) gains on non-designated derivative instruments	(3,270)	(7,826)	2,515	(17,713)	14,818

(6)
For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rates at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the Consolidated Statements of Income.

Foreign currency exchange gain (loss) includes realized losses relating to the amounts the Partnership paid to settle the Partnership’s non-designated cross currency swaps that were entered into as economic hedges in relation to the Partnership’s Norwegian Krone (NOK) denominated unsecured bonds. Foreign currency exchange gain (loss) also includes unrealized (losses) gains relating to the change in fair value of such derivative instruments and unrealized gains (losses) on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2019	2019	2018	2019	2018
Realized losses on cross-currency swaps	(1,431)	(1,087)	(1,744)	(3,952)	(4,926)
Realized losses on cross-currency swaps termination	—	—	(42,271)	—	(42,271)
Realized gains on repurchase of NOK bonds	—	—	42,271	—	42,271
Unrealized (losses) gains on cross currency swaps	(23,759)	(139)	43,966	(25,818)	49,734
Unrealized gains (losses) on revaluation of NOK bonds	22,167	(3,901)	(41,549)	17,687	(44,184)

(7) Other (expense) income for the three and nine months ended September 30, 2019 included $1.4 million loss recognized relating to the Torben Spirit sale-leaseback refinancing completed in September 2019. In addition, other (expense) income for the nine months ended September 30, 2019 included a $53.0 million expense for the recognition of an additional tax indemnification guarantee liability recorded within the consolidated Teekay Nakilat Corporation (the RasGas II Joint Venture), which was settled in 2018.

Teekay LNG Partners L.P.
Consolidated Balance Sheets
(in thousands of U.S. Dollars)

	As at September 30,	As at June 30,	As at December 31,
	2019	2019	2018
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	142,860	124,880	149,014
Restricted cash – current	58,109	48,869	38,329
Accounts receivable	14,649	25,439	20,795
Prepaid expenses	9,383	8,087	8,076
Current portion of derivative assets	464	—	835
Current portion of net investments in direct financing leases	13,365	13,082	12,635
Current portion of advances to equity-accounted joint ventures	79,108	79,108	79,108
Advances to affiliates	17,471	22,831	8,229
Vessel held for sale	11,515	12,300	—
Other current assets	238	238	2,306
Total current assets	347,162	334,834	319,327

Restricted cash – long-term	33,562	31,439	35,521

Vessels and equipment
At cost, less accumulated depreciation	1,604,581	1,616,029	1,657,338
Operating lease right-of-use asset	37,431	40,666	—
Vessels related to finance leases, at cost, less accumulated depreciation	1,698,545	1,704,908	1,585,243
Advances on newbuilding contracts	—	—	86,942
Total vessels and equipment	3,340,557	3,361,603	3,329,523
Investments in and advances to equity-accounted joint ventures	1,017,994	994,880	1,037,025
Net investments in direct financing leases	548,072	551,603	562,528
Other assets	11,960	12,204	11,432
Derivative assets	301	—	2,362
Intangible assets – net	45,580	47,794	52,222
Goodwill	34,841	34,841	34,841
Total assets	5,380,029	5,369,198	5,384,781

LIABILITIES AND EQUITY
Current
Accounts payable	2,426	1,169	3,830
Accrued liabilities	78,701	72,241	74,753
Unearned revenue	25,732	24,573	30,108
Current portion of long-term debt	390,569	402,513	135,901
Current obligations related to finance leases	69,661	65,525	81,219
Current portion of operating lease liabilities	13,252	13,098	—
Current portion of derivative liabilities	37,523	27,805	11,604
Advances from affiliates	8,861	15,655	14,731
Total current liabilities	626,725	622,579	352,146
Long-term debt	1,437,282	1,465,155	1,833,875
Long-term obligations related to finance leases	1,358,485	1,334,271	1,217,337
Long-term operating lease liabilities	24,179	27,568	—
Other long-term liabilities	46,180	46,171	43,788
Derivative liabilities	72,466	54,767	55,038
Total liabilities	3,565,317	3,550,511	3,502,184
Equity
Limited partners – common units	1,497,544	1,485,516	1,496,107
Limited partners – preferred units	285,159	285,159	285,159
General partner	49,303	49,056	49,271
Accumulated other comprehensive (loss) income	(71,757)	(53,232)	2,717
Partners' equity	1,760,249	1,766,499	1,833,254
Non-controlling interest	54,463	52,188	49,343
Total equity	1,814,712	1,818,687	1,882,597
Total liabilities and total equity	5,380,029	5,369,198	5,384,781

Teekay LNG Partners L.P.
Consolidated Statements of Cash Flows
(in thousands of U.S. Dollars)

	Nine Months Ended
	September 30,	September 30,
	2019	2018
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	93,528	17,630
Non-cash items:
Unrealized loss (gain) on non-designated derivative instruments	10,315	(38,201)
Depreciation and amortization	103,712	91,299
Write-down of vessels	785	53,863
Unrealized foreign currency exchange gain including the effect of the termination of cross currency swaps	(1,213)	(12,313)
Equity income, net of dividends received of $25,374 (2018 - $11,583)	(3,238)	(41,014)
Ineffective portion on qualifying cash flow hedging instruments included in interest expense	—	(740)
Amortization of deferred financing issuance costs included in interest expense	6,722	4,620
Other non-cash items	6,173	(9,881)
Change in non-cash operating assets and liabilities	(15,227)	3,422
Receipts from direct financing leases	9,242	—
Expenditures for dry docking	(8,836)	(10,458)
Net operating cash flow	201,963	58,227
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	158,924	685,547
Scheduled repayments of long-term debt	(95,730)	(173,488)
Prepayments of long-term debt	(183,787)	(440,820)
Financing issuance costs	(989)	(8,534)
Proceeds from financing related to sales and leaseback of vessels	317,806	370,050
Scheduled repayments of obligations related to finance leases	(54,484)	(45,281)
Prepayment of obligations related to finance leases	(111,617)	—
Repurchase of common units	(25,729)	—
Cash distributions paid	(60,926)	(52,535)
Dividends paid to non-controlling interest	(90)	(1,290)
Net financing cash flow	(56,622)	333,649
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(91,503)	(559,172)
Capital contributions and advances to equity-accounted joint ventures	(42,171)	(33,496)
Return of capital and repayment of advances from equity-accounted joint ventures	—	5,000
Proceeds from sale of equity-accounted joint venture	—	54,438
Receipts from direct financing leases	—	8,361
Net investing cash flow	(133,674)	(524,869)

Increase (decrease) in cash, cash equivalents and restricted cash	11,667	(132,993)
Cash, cash equivalents and restricted cash, beginning of the period	222,864	339,435
Cash, cash equivalents and restricted cash, end of the period	234,531	206,442

Teekay LNG Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. Dollars)

	Three Months Ended
	September 30,
	2019	2018
	(unaudited)	(unaudited)
Net income – GAAP basis	50,351	29,507
Less: Net income attributable to non-controlling interests	(2,983)	(3,557)
Net income attributable to the partners and preferred unitholders	47,368	25,950
Add (subtract) specific items affecting net income:
Write-down of vessels(1)	785	2,201
Restructuring charges(2)	—	449
Unrealized foreign currency exchange gains(3)	(4,607)	(3,019)
Unrealized losses (gains) on non-designated and designated derivative instruments and other items from equity-accounted investees(4)	5,073	(2,904)
Unrealized losses (gains) on non-designated derivative instruments(5)	649	(17,569)
Realized loss on interest rate swap termination	—	13,681
Other items	1,417	396
Non-controlling interests’ share of items above(6)	(171)	289
Total adjustments	3,146	(6,476)
Adjusted net income attributable to the partners and preferred unitholders	50,514	19,474

Preferred unitholders' interest in adjusted net income	6,426	6,425
General partner's interest in adjusted net income	882	261
Limited partners’ interest in adjusted net income	43,206	12,788
Limited partners’ interest in adjusted net income per common unit, basic	0.55	0.16
Weighted-average number of common units outstanding, basic	78,012,514	79,687,499

(1)	See Note 2 to the Consolidated Statements of Income included in this release for further details.

(2)	See Note 3 to the Consolidated Statements of Income included in this release for further details.

(3)
Unrealized foreign currency exchange gains primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized (gains) losses on the cross currency swaps economically hedging the Partnership’s NOK bonds. This amount excludes the realized losses relating to the cross currency swaps for the NOK bonds. See Note 6 to the Consolidated Statements of Income included in this release for further details.

(4)
Reflects the unrealized losses (gains) due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes. See Note 4 to the Consolidated Statements of Income included in this release for further details.

(5)
Reflects the unrealized losses (gains) due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes. See Note 5 to the Consolidated Statements of Income included in this release for further details.

(6)
Items affecting net income include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of the other specific items affecting net income listed in the table.

Teekay LNG Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Distributable Cash Flow (DCF)
(in thousands of U.S. Dollars, except units outstanding and per unit data)

	Three Months Ended
	September 30,
	2019	2018
	(unaudited)	(unaudited)

Net income:	50,351	29,507
Add:
Depreciation and amortization	34,248	32,238
Partnership’s share of equity-accounted joint ventures' DCF net of estimated maintenance capital expenditures(1)	34,319	19,599
Direct finance lease payments received in excess of revenue recognized and other adjustments	4,071	2,823
Distributions relating to equity financing of newbuildings	1,012	2,340
Deferred income tax and other non-cash items	801	3,011
Write-down of vessels	785	2,201
Unrealized losses (gains) on non-designated derivative instruments	649	(17,569)
Realized loss on interest rate swap termination	—	13,681
Less:
Unrealized foreign currency exchange gains	(4,607)	(3,019)
Distributions relating to preferred units	(6,426)	(6,425)
Estimated maintenance capital expenditures	(17,562)	(16,140)
Equity income	(21,296)	(14,679)
Distributable Cash Flow before non-controlling interest	76,345	47,568
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(5,420)	(6,354)
Distributable Cash Flow	70,925	41,214
Amount of cash distributions attributable to the General Partner	(301)	(228)
Limited partners' Distributable Cash Flow	70,624	40,986
Weighted-average number of common units outstanding, basic	78,012,514	79,687,499
Distributable Cash Flow per limited partner common unit	0.91	0.51

(1)
The estimated maintenance capital expenditures relating to the Partnership’s share of equity-accounted joint ventures were $11.8 million and $9.6 million for the three months ended September 30, 2019 and 2018, respectively.

Teekay LNG Partners L.P.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. Dollars)

	Three Months Ended
	September 30,
	2019	2018
	(unaudited)	(unaudited)
Net income	50,351	29,507
Depreciation and amortization	34,248	32,238
Interest expense, net of interest income	39,549	34,895
Income tax expense	1,442	1,549
EBITDA	125,590	98,189

Add (subtract) specific income statement items affecting EBITDA:
Foreign currency exchange gain	(2,879)	(1,445)
Other expense (income) – net	1,174	(314)
Equity income	(21,296)	(14,679)
Realized and unrealized loss (gain) on derivative instruments	3,270	(2,515)
Write-down of vessels	785	2,201
Direct finance lease payments received in excess of revenue recognized and other adjustments	4,071	2,823
Amortization of in-process contracts included in voyage revenues	—	(1,197)
Realized gain on Toledo Spirit derivative contract	—	1,689
Consolidated adjusted EBITDA	110,715	84,752
Adjusted EBITDA from equity-accounted vessels (See Appendix E)	69,501	47,841
Total Adjusted EBITDA	180,216	132,593

Teekay LNG Partners L.P.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Consolidated Adjusted EBITDA by Segment
(in thousands of U.S. Dollars)

	Three Months Ended September 30, 2019
	(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	137,212	10,846	1,597	149,655
Voyage recoveries (expenses)	286	(4,778)	(469)	(4,961)
Vessel operating expenses	(21,890)	(4,804)	(627)	(27,321)
Time-charter hire expense	(5,336)	—	—	(5,336)
Depreciation and amortization	(32,249)	(1,991)	(8)	(34,248)
General and administrative expenses	(4,787)	(397)	(209)	(5,393)
Write-down of vessels	—	—	(785)	(785)
Income (loss) from vessel operations	73,236	(1,124)	(501)	71,611
Depreciation and amortization	32,249	1,991	8	34,248
Write-down of vessels	—	—	785	785
Direct finance lease payments received in excess of revenue recognized and other adjustments	4,071	—	—	4,071
Consolidated Adjusted EBITDA	109,556	867	292	110,715

	Three Months Ended September 30, 2018
	(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	111,909	6,279	5,148	123,336
Voyage expenses	(734)	(4,997)	(2,225)	(7,956)
Vessel operating expenses	(17,912)	(4,393)	(3,716)	(26,021)
Time-charter hire expense	(1,690)	—	—	(1,690)
Depreciation and amortization	(29,342)	(1,967)	(929)	(32,238)
General and administrative expenses	(5,418)	(154)	(211)	(5,783)
Write-down of vessels	—	—	(2,201)	(2,201)
Restructuring charges	—	—	(449)	(449)
Income (loss) from vessel operations	56,813	(5,232)	(4,583)	46,998
Depreciation and amortization	29,342	1,967	929	32,238
Write-down of vessels	—	—	2,201	2,201
Amortization of in-process contracts included in voyage revenues	(1,089)	—	(108)	(1,197)
Direct finance lease payments received in excess of revenue recognized and other adjustments	2,823	—	—	2,823
Realized gain on Toledo Spirit derivative contract	—	—	1,689	1,689
Consolidated Adjusted EBITDA	87,889	(3,265)	128	84,752

Teekay LNG Partners L.P.
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA from Equity-Accounted Vessels
(in thousands of U.S. Dollars)

	Three Months Ended
	September 30, 2019		September 30, 2018
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Voyage revenues	205,727	90,479	159,337	68,693
Voyage expenses	(1,858)	(928)	(3,143)	(1,572)
Vessel operating expenses, time-charter hire expense and general and administrative expenses	(57,786)	(25,564)	(50,914)	(22,626)
Depreciation and amortization	(28,891)	(13,962)	(25,839)	(12,860)
Income from vessel operations of equity-accounted vessels	117,192	50,025	79,441	31,635
Net interest expense	(56,628)	(23,221)	(42,993)	(18,023)
Income tax expense	(32)	(16)	(174)	(78)
Other items including realized and unrealized (losses) gains on derivative instruments	(18,270)	(5,492)	4,122	1,145
Net income / equity income of equity-accounted vessels	42,262	21,296	40,396	14,679
Net income / equity income of equity-accounted LNG vessels	40,032	20,262	42,782	15,953
Net income (loss) / equity income (loss) of equity-accounted LPG vessels	2,230	1,034	(2,386)	(1,274)

Net income / equity income of equity-accounted vessels	42,262	21,296	40,396	14,679
Depreciation and amortization	28,891	13,962	25,839	12,860
Net interest expense	56,628	23,221	42,993	18,023
Income tax expense	32	16	174	78
EBITDA from equity-accounted vessels	127,813	58,495	109,402	45,640

Add (subtract) specific income statement items affecting EBITDA:
Other items including realized and unrealized losses (gains) on derivative instruments	18,270	5,492	(4,122)	(1,145)
Direct finance lease payments received in excess of revenue recognized	17,701	6,470	11,711	4,310
Amortization of in-process contracts	(1,758)	(956)	(1,800)	(964)
Adjusted EBITDA from equity-accounted vessels	162,026	69,501	115,191	47,841
Adjusted EBITDA from equity-accounted LNG vessels	142,311	59,646	100,270	40,381
Adjusted EBITDA from equity-accounted LPG vessels	19,715	9,855	14,921	7,460

(1)
The Partnership's equity-accounted vessels for the three months ended September 30, 2019 and 2018 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 49 percent ownership interest in the Partnership’s joint venture with Exmar NV (the Excalibur Joint Venture), which owns one LNG carrier; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the Malt Joint Venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 22 LPG carriers; the Partnership’s ownership interest ranging from 20 to 30 percent in four LNG carriers as at September 30, 2019 for Shell, compared to three LNG carriers and one LNG carrier newbuilding as at September 30, 2018; the Partnership’s 50 percent ownership interest in four ARC7 LNG carriers and two ARC7 LNG carrier newbuildings in the Yamal LNG Joint Venture as at September 30, 2019, compared to two ARC7 LNG carriers and four ARC7 LNG carrier newbuildings as at September 30, 2018; and the Partnership's 30 percent ownership interest in the Bahrain LNG Joint Venture, which owns an LNG receiving and regasification terminal under construction in Bahrain.

Teekay LNG Partners L.P.
Appendix F - Summarized Financial Information of Equity-Accounted Joint Ventures
(in thousands of U.S. Dollars)

	As at September 30, 2019		As at December 31, 2018
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Cash and restricted cash, current and non-current	503,438	210,985	388,820	164,247
Other current assets	61,721	27,099	91,264	33,354
Vessels and equipment, including vessels related to finance leases and operating lease right-of-use assets	2,307,530	1,133,961	2,327,971	1,141,364
Advances on newbuilding contracts	1,088,690	390,599	1,321,284	494,486
Net investments in sales-type and direct financing leases, current and non-current	3,938,387	1,526,559	3,089,375	1,163,980
Other non-current assets	51,537	40,599	61,285	41,667
Total assets	7,951,303	3,329,802	7,279,999	3,039,098

Current portion of long-term debt and obligations related to finance leases and operating leases	291,321	125,860	284,150	125,984
Current portion of derivative liabilities	29,038	10,942	12,695	4,420
Other current liabilities	151,207	65,755	127,266	53,874
Long-term debt and obligations related to finance leases and operating leases	4,753,816	1,909,508	4,202,745	1,680,986
Shareholders' loans, current and non-current	368,089	131,497	367,475	131,386
Derivative liabilities	213,858	87,470	61,814	23,149
Other long-term liabilities	65,838	33,165	67,793	34,552
Equity	2,078,136	965,605	2,156,061	984,747
Total liabilities and equity	7,951,303	3,329,802	7,279,999	3,039,098

Investments in equity-accounted joint ventures		965,605		984,747
Advances to equity-accounted joint ventures		131,497		131,386
Investments in and advances to equity-accounted joint ventures, current and non-current portions		1,097,102		1,116,133

(1)
The Partnership's equity-accounted vessels as at September 30, 2019 and December 31, 2018 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 49 percent ownership interests in the Excalibur Joint Venture, which owns one LNG carrier; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the Malt Joint Venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 22 LPG carriers; the Partnership’s ownership interest ranging from 20 percent to 30 percent in four LNG carriers as at September 30, 2019 for Shell, compared to three LNG carriers and one LNG carrier newbuilding as at December 31, 2018; the Partnership’s 50 percent ownership interest in four ARC7 LNG carriers and two ARC7 LNG carrier newbuildings in the Yamal LNG Joint Venture as at September 30, 2019, compared to two ARC7 LNG carriers and four ARC7 LNG carrier newbuildings as at December 31, 2018; and the Partnership's 30 percent ownership interest in the Bahrain LNG Joint Venture, which owns an LNG receiving and regasification terminal under construction in Bahrain.

Forward-Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements, among other things, regarding: the timing of newbuilding vessel deliveries and completion of the Bahrain regasification terminal; the effects of future newbuilding deliveries and the completion of the Bahrain regasification terminal on the Partnership's Total Adjusted EBITDA and earnings; expectations regarding the Partnership's 2019 and 2020 financial results; anticipated higher utilization and revenues, and fewer drydocks; expectations on capital allocation towards balance sheet delevering and future returns of capital to unitholders; and the ability to pay increased distributions on common units in 2020 and beyond. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential shipyard and project construction delays, newbuilding specification changes or cost overruns; deliveries of vessels under charter contracts and the commencement thereof; changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Partnership's fleet; higher than expected costs and expenses; general market conditions and trends, including spot, multi-month and multi-year charter rates; inability of charterers to make future charter payments; the inability of the Partnership to renew or replace long-term contracts on existing vessels; the Partnership’s or the Partnership’s joint ventures’ ability to secure or draw on financings for its vessels; potential lack of cash flow to reduce balance sheet leverage or of excess capital available to allocate towards returning capital to unitholders; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2018. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.